Subsidiaries of Registrant

Subsidiaries	Jurisdiction of Incorporation	Names under which subsidiaries do business
Diguang International Holdings Limited	The British Virgins Islands	Diguang International Holdings Limited
Shenzhen Diguang Electronics Co. Ltd.	People’s Republic of China	Shenzhen Diguang Electronics Co. Ltd.
Well Planner Limited	Hong Kong	Well Planner Limited
Diguang Science & Technology (HK) Limited	The British Virgins Islands	Diguang Science & Technology (HK) Limited